Exhibit 99.2

Intermap’s AI Flood Risk Platform Adopted Across Czech Insurance Market

Deployment establishes national underwriting standard as Europe confronts widening protection gaps and structural underinsurance

DENVER, April 1, 2026 – Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that eight leading insurers, representing a majority of the Czech residential property insurance market, have adopted Intermap’s AI flood risk platform, including its sixth-generation river flood maps and second-generation flash flood models, to support underwriting, property valuation and portfolio risk management nationwide.

The multi-year deployment, developed in coordination with the Czech Insurance Association and the Czech Hydrometeorological Institute, incorporates hydrological recalibrations following the severe flooding events of September 2024 and establishes a unified flood risk framework across the Czech insurance sector.

The 2024 floods underscored the broader structural catastrophe protection gap across Europe and the growing issue of property underinsurance. According to Swiss Re sigma research, 25–40% of natural catastrophe losses in Europe are insured, and in certain markets properties are insured for as little as 40% of their replacement value due to rapid price appreciation and outdated valuation methodologies. These structural gaps highlight the need for investment-grade geospatial intelligence embedded directly into underwriting, valuation and exposure management workflows.

The Czech deployment positions Intermap as the market standard for property-level flood risk assessment and valuation support, enabling insurers to more accurately quantify replacement cost, accumulation exposure and catastrophe risk.

Intermap’s 2026 flood models introduce material technical enhancements, including revised return-period classifications in impacted basins, integration of bridge capacity and bottleneck effects across more than 130 municipalities, and 20-centimeter digital elevation simulations to model urban flash flooding at building-level precision.

Central to the deployment is Intermap’s Risk Assistant, an AI-enabled analytics platform that automates complex geospatial risk evaluation at scale. Moving beyond static address lookups, the system integrates proprietary 3D elevation data, precision vector datasets and multi-peril hazard layers to deliver objective, property-specific risk assessments in real time. The platform also incorporates meteorological and geophysical datasets including hail, wind, lightning and seismic activity to support multi-peril underwriting and automated claims validation.

“The 2024 floods confirmed that high-quality, up-to-date data is essential for insurers,” said Jan Matoušek, Executive Director of the Czech Insurance Association. “This platform enables precise, object-level evaluation and supports more informed underwriting and reinsurance decisions across the market.”

“Our adoption across the Czech insurance sector demonstrates that advanced geospatial analytics are becoming core underwriting infrastructure across Europe, not supplemental tools,” said Patrick A. Blott, Chairman and CEO of Intermap. “By combining our proprietary 3D foundation data with AI-enabled automation, we deliver investment-grade geospatial intelligence with assured position, accuracy and timing — enabling a common operating picture across the industry. In an environment where underinsurance remains a systemic European challenge, our platform supports more accurate property valuation, exposure transparency and risk-based pricing while advancing our strategy to expand recurring analytics across Europe’s insurance markets.”

Learn more about Intermap’s European solutions here.

Intermap Reader Advisory

Certain information provided in this news release constitutes forward-looking statements, including statements relating to revenue growth, EBITDA margin expansion, future contracting and expected benefits of the Czech deployment. The words “anticipate,” “expect,” “project,” “estimate,” “forecast,” “intend,” “will” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes these statements are based on current, reasonable assumptions, they are subject to known and unknown risks and uncertainties, including risks relating to available capital, revenue fluctuations, government contracting, economic conditions, customer retention, technology competition, cybersecurity, strategic partnerships and international operations, as well as those described in Intermap’s Annual Information Form and other securities filings. Actual results may differ materially from those expressed or implied. The forward-looking statements contained herein are made as of the date of this release and Intermap undertakes no obligation to update them except as required by applicable securities laws.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266

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